

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 23, 2023

Steven Voskuil
Chief Financial Officer
The Hershey Company
19 East Chocolate Avenue
Hershey , PA 17033

> **Re: The Hershey Company**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 1-00183**

Dear Steven Voskuil:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the period ended December 31, 2022

Trends Affecting Our Business, page 22

1. We note your disclosure that among other things, "negative macroeconomic conditions, including inflation on inputs to consumer products" is a current trend impacting your business. In future filings, please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company, if material. Please also identify specific actions planned or taken, if any, to mitigate inflationary pressures

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 24

2. We note your discussion of your results of operations, starting on page 24, that qualitatively describes multiple factors that impacted these line items in each respective reporting period. For example, your discussion of the year over year drivers of cost of sales increase "was driven by higher sales volume, higher supply chain inflation costs,

including higher logistics and labor costs and an incremental $40.8 million of unfavorable mark-to-market activity on our commodity derivative instruments intended to economically hedge future years' commodity purchases. Additionally, the increase was partially offset by favorable price realization and supply chain productivity." In future filings, please revise to further describe material changes to a line item in both quantitative and qualitative terms for each disclosed component, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing